Exhibit 10.25

Summary of Director Compensation

Set forth below is a summary of the compensation paid by SunEdison Semiconductor Limited (the “Company”) to its outside directors who are not employees of the Company or any subsidiary of the Company or of SunEdison. Directors that are also employees of the Company or of SunEdison receive no additional compensation for their service as a director.

Cash Compensation

•	$50,000 annual board of directors cash retainer;

•	$50,000 additional cash retainer for the chairman of the board of directors;

•	$20,000 additional cash retainer for the chairman of the Audit Committee and $7,500 additional cash retainer for each member of the Audit Committee; and

•	$12,500 additional cash retainer for the chairman of the Compensation Committee and $5,000 additional cash retainer for each member of the Compensation Committee.
Notwithstanding, the fees paid to Mr. Antonio Alvarez, who also serves on SunEdison’s board of directors, for serving as a chair or member of the Company’s board and any committee of the Company’s board are reduced by 50% for so long as SunEdison owns more than 50% of the Company’s ordinary shares:

Equity Compensation
Our independent directors, other than Mr. Abdul Jabbar Bin Karam Din, who is a partner at Rajah & Tann, our Singapore law firm, will be awarded restricted stock units (“RSUs”) for ordinary shares on an annual basis (as of the date of the annual general meeting of shareholders each year) in connection with their board service. Each year, RSUs are to be awarded in an amount such that the number of underlying ordinary shares has a total value of $150,000 on the date the award is granted (rounded to the nearest 100 ordinary shares), which vest on the first anniversary of the grant date. For newly elected or appointed independent directors that become directors on a date other than the date of the annual general meeting of shareholders, such directors would receive RSUs for a pro rata portion of the $150,000 total value. For our non-employee directors that are also directors of SunEdison, the annual grant will be reduced by 50% for so long as SunEdison owns more than 50% of our ordinary shares (i.e. such directors will receive an annual grant of $75,000 in RSU grant value).
In addition, our independent directors, other than Mr. Jabbar, received a one-time grant in July 2014 comprised of (i) 12,500 RSUs to each of Mr. Argov, Dr. Bartholomeusz, Mr. Beck and Ms. Lien and 6,250 RSUs to Mr. Alvarez, which awards vest in increments of 25% on each of the first four anniversaries of the grant date, and (ii) 8,900 RSUs to each of Mr. Argov, Dr. Bartholomeusz, Mr. Beck and Ms. Lien and 4,400 RSUs to Mr. Alvarez, which awards vest in full on the first anniversary of the date of grant. In accordance with our director compensation policy, our non-independent directors, Messrs. Sadasivam and Wuebbels, did not receive RSU awards, nor did Mr. Jabbar, who is a partner at Rajah & Tann, our Singapore law firm. In addition, the RSU grant to Mr. Alvarez, who also serves on SunEdison’s board, was reduced by 50% because SunEdison owned greater than 50% of our ordinary shares on the date of grant.

Reimbursable Expenses
All reasonable out-of-pocket expenses incurred by a director for attending Board or Committee meetings will be reimbursed by the Company.